FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2004
                                   19 May 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX

                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Employee Share Ownership Plan released on
                19 May 2004



                       British Sky Broadcasting Group plc
                                (the 'Company')



The Company announces that on 18 May 2004 the Trustee of the British Sky Broadcasting Group Employee Share Ownership Plan (the 'ESOP') purchased 3,630,000 ordinary shares in the Company at an average price of 605.39p.

The ESOP holds ordinary shares as Trustee of the British Sky Broadcasting Group Long Term Incentive Plan; British Sky Broadcasting Group Equity Bonus Plan; British Sky Broadcasting Group Key Contributor Plan; British Sky Broadcasting Group Approved Executive Share Option Scheme and the British Sky Broadcasting Group Unapproved Executive Share Option Scheme (together the 'Plans').

James Murdoch and Martin Stewart are deemed to have an interest in the ordinary shares held by the ESOP as they are potential beneficiaries of the Plans.

Following the above transaction the ESOP holds a total of 4,762,137 ordinary shares in the Company.


Enquires:

Dave Gormley
Company Secretary
Tel: 020 7705 3000

19 May 2004

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             BRITISH SKY BROADCASTING GROUP PLC


Date: 19 May 2004                            By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary